Exhibit 99.1
REDIFF.COM PUBLISHES ITS UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30,
2009 AND ITS STATEMENTS OF
EARNINGS FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2009
In compliance with the NASDAQ Rule 5250(c)(2), which requires that each foreign private issuer with securities listed on the NASDAQ distribute interim financial information within six months following the end of such foreign private issuer’s second fiscal quarter, Rediff.com India Limited hereby publishes its unaudited consolidated balance sheet as of September 30, 2009 and its unaudited consolidated statement of income for the six months ended September 30, 2009. It should be noted that the financial statements set forth in this press release are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the financial statements set forth below.
REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
As of March 31, 2009 and September 30, 2009

	(All figures in US$ million)
	As of	As of
	March 31,	September 30,
	2009	2009
	(Audited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	45.52	47.98
Trade accounts receivables — net	6.42	5.45
Prepaid expenses and other current assets	2.40	3.15
Total current assets	54.34	56.58
Property, plant and equipment — net	7.93	6.60
Investments in equity method investees	1.74	1.69
Goodwill	2.00	2.00
Recoverable Taxes	4.73	5.18
Other non-current assets	1.23	0.91
Total assets	71.97	72.96
Liabilities and shareholders’ equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6.02	7.09
Customer advances and unearned revenues	1.27	1.30
Total current liabilities	7.29	8.39
Other non-current liabilities	0.68	0.77
Total Liabilities	7.97	9.16
Shareholders’ equity
Equity shares: Issued and outstanding	1.74	1.74
Additional paid in capital	127.01	127.50
Other comprehensive Profit /(loss)	(10.75)	(7.40)
Accumulated deficit	(54.00)	(58.04)
Total shareholders’ equity	64.00	63.80
Total liabilities and shareholders’ equity	71.97	72.96

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
For each of the half years ended September 30, 2008 and 2009
(All figures in US$ million)

	Half year ended September 30,
	2008	2009
	(Unaudited)	(Unaudited)
Operating Revenues
India Online	12.18	7.03
US Publishing	3.46	2.12

Total revenues	15.64	9.15

Cost of Revenues
India Online	1.93	1.61
US Publishing	1.57	1.25

Total cost of revenues	3.50	2.86

Gross profit	12.14	6.28

Operating Expenses
Sales and marketing	2.98	3.67
Product development	3.46	3.45
Depreciation and amortization	3.32	2.44
General and administrative	4.54	2.80
Long-lived assets impairment	—	0.11
Foreign exchange (gain) loss, net	(0.30)	(0.08)

Total operating expenses	14.00	12.39

Operating profit (loss)	(1.86)	(6.11)

Other income (expense), net	2.33	2.24

Income (loss) before income taxes and equity in net earnings of equity method investees	0.47	(3.87)

Income tax expense	(0.12)	(0.02)
Equity in net earnings of equity method investees	—	(0.15)

Net Income (loss)	(0.35)	(4.04)

About Rediff.com India Limited (“Rediff.com”):
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.
Safe Harbor:
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn: 138
Fax: +91-22-2444-6837

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